Michael S. Krome, Esq.

Attorney-at-Law

8 Teak Court

Lake Grove, New York 11755

Tel.:

(631) 737-8381

Fax:

(631) 737-8382

email:

michael@kromelaw.com

Cheryl A. Krome

Ronald Krome

Legal Assistants

July 16, 2008

Larry Spirgel, Esq., Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Reference:

Skreem Records Corp.

Information Statement on Schedule 14C

Filed:

June 9, 2008

File No. 333-148697

Dear Mr. Spurgel:

       Enclosed herewith for filing on behalf of Skreem Records Corp. (the :Company:), please find the Company’s Amendment No. 1 to its Information Statement on Schedule 14C, marked to show the changes to the Company’s Information Schedule on Schedule 14C, as filed with the Securities and Exchange Commission on June 9, 2008.

We received your letter of July 1, 2008, containing comments prepared by the Staff of the Division of Corporation Finance of the Securities and Exchange Commissions, which pertain to the Information Schedule on Schedule 14C, and we hereby submit the following responses to the numbered comments.

General

1.

We note that you intend to spin-off your current business assets into a newly created subsidiary and distribute shares of that entity to your stockholders in the form of a stock dividend. The proposed spin-off appears to serve no business purpose other than creating a shell company to pursue acquisitions. Please tell us how the proposed transaction satisfies the “valid business purpose” requirement of Staff Legal Bulleting No. 4 (September 16, 1997).

The purpose for the proposed spin-off of the subsidiary and name change of the registrant is that Insight Management Corp. will concentrate its business and manage the talent that was previously signed to contracts. In addition, it is intended that the management contracts currently held by a sister company, Skreem Entertainment Corp., will possibly be acquired at some point it the future into Insight Management Corp.

Finally, Skreem Studios Inc. will concentrate on the recording of music from artists, from Insight Management Corp, and others and will also utilizing the Studio for teaching purposes, such as opening a School of Audio.

Staff Legal Bulleting No. 4 (September 16, 1997), states:

“When there is a valid business purpose for a spin-off, it is less likely that the parent indirectly will receive value for the spun-off shares through the creation of a market in those securities. The Division has recognized the following as examples of valid business purposes for a spin-off:

*  allowing management of each business to focus solely on that business;

*  providing employees of each business stock-based incentives linked solely to his or her employer;

*  enhancing access to financing by allowing the financial community to focus separately on each business; or

*  enabling the companies to do business with each other's competitors.”

With respect to this proposed transaction, it is our belief that the spin-off of the subsidiary qualifies, inasmuch as it will allow the management of each surviving company to concentrate on each specific business purpose, will allow a more focused presentation to potential sources of financing, will allow the subsidiary to seek out additional customers for the recording studio, without having to have competitors be concerned with the recording acts under contract by the parent company, and of course, would allow the employees to potentially receive stock-based incentives linked specifically to the business they are concentrating on.

Principal Stockholders, page 3

2.

Please revise your disclosure in this section as necessary to remove all references to an “offering” of shares. Further; your statement that the stock ownership of the company and the subsidiary will not change as a result of the proposed actions appears to contradict your disclosure elsewhere in the document. Please revise your disclosure as necessary to clarify any discrepancies.

We have revised the table to remove all references to the “offering.” In addition, we have revised the statement regarding the ownership as follows:

“The percentage stock ownership for each person listed for the Company and for the subsidiary, shall not change as a result of these stockholder events.”

Reverse Stock Split, page 5

3.

We note that your number of authorized common stock will not change following the effectiveness of the reverse split. Accordingly, the reverse split will have the effect of substantially increasing the number of shares of common stock authorized for issuance at the discretion of the board of directors. Please expand your disclosure to discuss whether you have any current plans, proposals or arrangements, written or otherwise, to issue shares of common stock. In this regard, we note your reference to an “Acquisition Agreement” on page 5. If any acquisitions are currently contemplated, please describe the status of any negotiations with respect to such acquisitions. Please also discuss the risks associated with potential future issuances of common stock without shareholder approval and the dilute effect of such issuances.

We have removed the reference to an “Acquisition Agreement” and added the following to the disclosure:

“Currently there are no plans to issue any shares of common stock for any acquisitions or capital raising events. However, if such issuance did take place, it would cause the percentage of ownership for the current shareholders to decrease, potentially causing the value of your total shares to become less. The Board of Directors may, at any time, authorize the issuance of additional shares of common stock, effectively diluting the amount of your holdings.”

4.

We note your statement that as a result of the special treatment to preserve round lot shareholders, your largest shareholder will own a substantially lesser percentage of the company's voting securities. Please expand your disclosure to clarify the special treatment to preserve round lot shareholders and explain how such special treatment is expected to reduce the ownership in percentage terms of your largest shareholders.

We have made the requested revisions to the disclosure is various places that were applicable.

5.

Please expand your disclosure to discuss whether the common stock of Skreem Studios Inc. will be registered under the Securities Exchange Act of 1934 and whether the company will be subject to the reporting requirements under Section 13(a) of the Act. If so, tell us when you will file the registration statement.

We have added the following section to the disclosure:

“It is intended that the common stock of the subsidiary, SKREEM Studios, Inc., will be traded on the OTC Bulletin Board at some point. It is the intention of the Company to file a Form 10 registration statement with the Securities and Exchange Commission as soon as practicable after the effectiveness of this Information Statement, but is expected to be no more than 45 days thereafter. This action would make SKREEM Studios Inc., subject to the reporting requirements of Section 13(a) of the Securities Act of 1934, as amended.”

Additional Information, page 12

6.

Please tell us why you are incorporating by reference your annual report on Form 10-KSB for the year ended December 31, 2007. In this regard, please review Note D to Schedule 14A and provide us with your analysis, as applicable.

We have modified the section regarding the incorporation of documents to reflect that we are NOT incorporating any documents by reference, and instead we are sending a copy of the Form 10-QSB previously filed by the Company with a shareholders copy of the Schedule 14C Information Statement, as follows:

“The following documents as filed with the Commission by the Company are being included and forwarded with the copy of the Schedule 14C Information Statement sent to shareholders:

(1)

Annual Report on Form 10-KSB, for the year ended December 31, 2007.”

Notwithstanding, the comments of the Commission, we acknowledge that:

▪

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing

▪

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

▪

The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding instituted by the Commission or any person under the federal securities laws of the United States.

This letter responds to all comments contained in your letter of July 1, 2008. We are requesting that your office expedite the review of this amendment as much as possible.

If you have any questions, please do not hesitate to call me at 631-737-8381.

Very truly yours,

Michael S. Krome

cc:

Skreem Entertainment Corp.